788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

No. 15-305
News Release	August 28, 2015

Platinum Group Metals Files WBJV Project 1 Technical Report

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group Metals” or the “Company”) reports that further to its news release dated July 15, 2015 announcing an updated mineral resource and reserve estimate on the Company’s 82.9% owned WBJV Project 1 Platinum Mine located near Rustenburg, South Africa, it has today filed the associated National Instrument 43-101 technical report. The report, entitled “An Independent Technical Report on the Maseve Project (WBJV Project areas 1 and 1A) located on the Western Limb of the Bushveld Igneous Complex, South Africa” is dated effective July 15, 2015 and was prepared by Charles J Muller (B. Sc. (Hons) Geology) Pri. Sci. Nat., of CJM Consulting (Pty) Ltd.; Gert Roets (B. Eng. Mining), Pr. Eng. (ECSA), of DRA Projects; and Gordon Cunningham, B. Eng. (Chemical), Pr. Eng. (ECSA) of Turnberry Projects (Pty) Ltd., supporting the disclosure of the updated mineral resource and reserve estimate. A copy of the report can be found at www.sedar.com and on the Company’s website.

About Platinum Group Metals

Platinum Group Metals Ltd., based in Johannesburg, South Africa and Vancouver, Canada, has a successful track record with more than 20 years of experience in exploration, mine discovery, mine construction and mine operations. Formed in 2000, Platinum Group holds significant mineral rights in the Bushveld Igneous Complex of South Africa, which is host to over 70% of the world's primary platinum production. The Company is currently focused on moving its first, high-grade, near-surface Western Bushveld Joint Venture (WBJV) Project 1 platinum deposit, to production in the calendar fourth quarter of 2015.

Platinum Group has expanded its exploration efforts on the North Limb of the Bushveld Complex where it is focused on the exploration, resource update, and pre-feasibility study of the 58.65% owned Waterberg platinum and palladium deposit. On July 22, 2015 the declared Mineral Resources at Waterberg on a 100% project basis increased to an estimated 25.64 million ounces 3E in the Inferred category plus 12.61 million ounces 3E in the Indicated category (Inferred 246 million tonnes grading 3.25 g/t 3E (0.98 g/t Pt, 2.11 g/t Pd, 0.16 g/t Au, 2.50 g/t cut-off) plus Indicated 121 million tonnes grading 3.24 g/t 3E (0.97g/t Pt, 2.11 g/t Pd, 0.16g/t Au, 2.5 g/t cut-off)). A technical report authored by an independent qualified person with respect to July 22, 2015 Waterberg Mineral Resource is planned to be filed on www.sedar.com by September 5, 2015.

The Company is the operator of the New Waterberg JV Project with Japan Oil, Gas and Metals National Corporation and South African empowerment partner Mnombo Wethu Consultants (Pty) Ltd. The Waterberg Project is being consolidated to one ownership structure (May 26, 2015) and is currently the subject of a pre-feasibility study.

788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

On behalf of the Board of
Platinum Group Metals Ltd.
“R. Michael Jones”
President and CEO
For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

Forward-Looking Statements

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws ("forward-looking statements"). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the technical details of the updated Mineral Resources and Mineral Reserves. A shortage of working capital may materially affect the Company ability to complete its plans. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company's ability to obtain any necessary permits, consents or authorizations required for its activities; the Company's ability to access further funding and produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company's Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

Cautionary Note to U.S. Investors

Estimates of mineralization and other technical information included or referenced in this press release have been prepared in accordance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as “reserves” under SEC standards. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained or referenced in this press release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.